

October 5, 2009

Mr. Kevan Hensman
Chief Financial Officer
Aspen Exploration Corporation
2050 S. Oneida St., Suite 208
Denver, CO 80224-2426

   Re: **Aspen Exploration Corporation**
      Preliminary Schedule 14A
      Filed September 16, 2009
      File No. 0-09494

Dear Mr. Hensman:

   We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A Filed September 16, 2009

Form of Proxy Card

1. We note that Proposal 2 is described as follows on the form of Proxy Card: "APPROVAL OF RESOLUTION GRANTING THE BOARD OF DIRECTORS THE AUTHORITY IN ITS SOLE DISCRETION TO DISSOLVE ASPEN EXPLORATION CORPORATION, BUT SUCH DISCRETION MUST BE EXERCISED <u>WITHIN 12 MONTHS</u> [emphasis added]." By contrast, in the Notice of Annual Meeting of Stockholders and in the body of the Proxy

Statement, there are statements to the effect that the Board's discretion must be exercised <u>on or before December 31, 2010</u>. Please revise to correct the inconsistency between the Proxy Card and the other portions of the filing.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief